UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-40231

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Universe Pharmaceuticals INC

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265 Jingjiu Avenue
Jinggangshan Economic and Technological Development Zone
Ji’an, Jiangxi, China 343100
+86-0796-8403309
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Explanatory Note

Universe Pharmaceuticals INC, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), distributed a notice of meeting and proxy statement dated January 30, 2025 to shareholders of record with respect to an extraordinary general meeting of shareholders to be held on February 17, 2025 at 10:00 a.m., Beijing Time at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China (the “Original Meeting”).

At the Original Meeting, it was intended that, amongst other things, shareholders be asked to consider, and if thought fit, approve a proposal to approve the consolidation of the Company’s authorized and issued share capital at a ratio of 15:1 (the “Original Share Consolidation”), with such Original Share Consolidation to be effected before the Company’s next annual general meeting and otherwise on such date as the board of directors of the Company (the “Board”) may determine.

The Board considers, having regard to all the relevant circumstances, that it is now in the Company’s best interests and for its commercial benefit that shareholders be asked to consider, and if thought fit, approve a proposal to approve the consolidation of the Company’s authorized and issued share capital at a ratio of between 20:1 and 50:1 (the “Revised Share Consolidation”), with the Board given the discretion to determine the share consolidation ratio within that range and such Revised Share Consolidation to be effected before the Company’s next annual general meeting and otherwise on such date as the Board may determine.

The Company is holding an extraordinary meeting of shareholders on March 1, 2025 to give shareholder the opportunity to consider, and if thought fit, pass resolutions approving the Revised Share Consolidation and related matters, and hereby furnishes the documents set forth under the Exhibit Index below (the “Revised Meeting”).

Given the Company intends to hold the Revised Meeting, the Board no longer considers it necessary for shareholders to consider the proposals that were intended to be presented to shareholders at the Original Meeting. Accordingly, upon the immediate commencement of the Original Meeting on February 17, 2025, the Chairman of the Original Meeting will ask shareholders to pass an ordinary resolution approving the indefinite adjournment of the Original Meeting.

Exhibits

Exhibit No.	Description
99.1

Notice and Proxy Statement of March 2025 Extraordinary General Meeting of Shareholders, dated February 11, 2025, to be mailed to the shareholders of the Company in connection with the Extraordinary General Meeting of Shareholders of the Company

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the March 2025 Extraordinary General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC
Date: February 11, 2025	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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